Exhibit 99.3

www.investorvote.com/CMCL Easy Online Access — View your proxy materials and vote. Step 1: Step 2: Step 3: Step 4: Step 5: Go to www.investorvote.com/CMCL. Click on the icon on the right to view meeting materials. Return to the investorvote.com window and follow the instructions on the screen to log in. Make your selections as instructed on each screen for your delivery preferences. Vote your shares. Notice of Availability of Meeting Materials Important notice regarding the availability of proxy materials for the Caledonia Mining Corporation Plc Annual General Meeting to be held on May 6, 2025 at 09:00 a.m. (UK time) You are receiving this notice that the proxy materials for the annual general meeting of shareholders are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. A form of proxy is also enclosed should you wish to vote by post. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Management Information Circular (incorporating notice of meeting) and proxy form are available at: 0434VB When you go online, you can also help the environment by consenting to receive electronic delivery of future materials. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before April 21, 2025 to facilitate timely delivery. 2 N O T The Sample Company Votes submitted electronically must be received by 9:00 a.m. (UK Time) on May 2, 2025.

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’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/CMCL. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare . com with “Proxy Materials Caledonia Mining Corporation Plc” in the subject line . Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials . To facilitate timely delivery, requests for a paper copy of proxy materials must be received by April 21 , 2025 . Notice of Availability of Meeting Materials A summary of the resolutions to be voted on at the Caledonia Mining Corporation Plc Annual General Meeting to be held on Tuesday, May 6, 2025 at 09:00 a.m. (UK time) at Radisson Blu Waterfront Hotel, Rue de l’Etau, St Helier, Jersey JE2 3WF, Channel Islands, the full text of which are set out in the notice in the management information circular, are listed below along with the pages within the management information circular where disclosure regarding the matter can be found: 1. Reappointment of Directors – pages 9 and 10 2. Reappointment of Auditor – page 11 3. Reappointment of Audit Committee members - page 11 PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.